Exhibit (d)(37)

WEX INC.

Clawback Policy

The board of directors (the “Board”) of WEX Inc. (the “Company,” which term shall include the Company’s subsidiaries and affiliates unless the context requires otherwise) has adopted this policy (the “Policy”) to provide for the recovery by the Company, in the event of a Recovery Trigger (as defined below), of certain Incentive-Based Compensation (as defined below) received by certain Covered Individuals (as defined below), as further specified in this Policy. For the avoidance of doubt, and subject to the provisions hereinafter set forth, this Policy is in addition to, and is not meant to and does not supersede or replace the WEX Inc. NYSE Clawback Policy, previously adopted on November 30, 2023, and as it may be amended from time to time (the “NYSE Clawback Policy”).

Administration. The Leadership Development and Compensation Committee of the Board, or in the absence of such a committee, a majority of the independent directors serving on the Board (the “LDCC”), will administer and interpret this Policy. Any determinations made by the LDCC will be final, binding and conclusive on all affected individuals. For the avoidance of doubt, any director who is a Covered Individual under this Policy may not participate in discussions related to, or vote on, any potential recovery of their Incentive-Based Compensation under this Policy. Any recovery under this Policy shall be appropriate in light of the scope and nature of the Misconduct (as defined below).

Statement of Policy. Following the occurrence of a Recovery Trigger (as determined by the LDCC in accordance with the procedures set forth below), the Company will, at the direction and discretion of the LDCC, seek to recover all or any portion of the Recoverable Incentive-Based Compensation (as defined below) from the applicable Covered Individual(s).

Definitions -

Covered Individuals. The Policy is applicable to any current or former Vice President or higher ranking employee (as determined by reference to the employee’s actual role or title in the Company’s HR system of record, currently Workday) of the Company (together, “Covered Individuals”).

Recoverable Incentive-Based Compensation. Recoverable Incentive-Based Compensation is any Incentive-Based Compensation granted or paid to a Covered Individual during the Recovery Period (as defined below).

Incentive-Based Compensation Subject to Recovery. Any compensation that is paid, granted, earned, or vested whether based wholly or in part upon the attainment of a financial reporting measure or not, including (i) STIP (or similar discretionary, annual cash bonus plan offered by the Company), (ii) commission, (iii) separation pay, and (iv) all forms of equity compensation (including Stock Options, RSUs, PRSUs and MSUs) (“Incentive-Based Compensation”) will be subject to this Policy. Incentive-Based Compensation shall be calculated on a pre-tax basis. For the avoidance of doubt, Incentive-Based Compensation will include all forms of cash and equity incentive compensation, including, without limitation, cash bonuses and equity awards, that are received or vest solely based on the passage of time and/or attaining one or more non-financial performance measures.

Recovery Period. The Policy will apply to Incentive-Based Compensation granted or paid to a Covered Individual during any period as the LDCC determines, in its sole discretion, to be appropriate in light of the scope and nature of the Misconduct (the “Recovery Period”). For the avoidance of doubt, this Policy will only apply to Incentive-Based Compensation that is granted or paid to a Covered Individual on or after the Adoption Date of this Policy.

Recovery Trigger for Misconduct. A “Recovery Trigger” will have occurred, when the LDCC determines, in its sole discretion, that Misconduct has occurred. “Misconduct” includes any of the following:

(a)        A Covered Individual's act of fraud, embezzlement, gross misconduct or similar conduct, in each case involving the Company;

(b)       A Covered Individual's conviction of, indictment for, or plea of guilty or nolo contendere (or a similar plea) to, a felony or any crime involving dishonesty, breach of trust, money laundering, drug trafficking, moral turpitude or the personal enrichment of Covered Individual at the expense of the Company;

(c)        A Covered Individual's willful misconduct or gross negligence in the performance of his or her duties;

(d)       A Covered Individual's knowing or grossly negligent making of a false certification to the Company pertaining to its financial statements;

(e)         A Covered Individual's willful engagement in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise, including, without limitation, a Covered Individual's breach of fiduciary duties owed to the Company;

(f)         A Covered Individual's material violation of any material federal, state or local law, regulation or rule applicable to the Company and/or its employees, including, but not limited to, the rules of any self-regulatory organization of which the Company is a member or any exchange or market on which securities of the Company are listed;

(g)      A Covered Individual's material breach of any non-competition, non-solicitation, non-poach, intellectual property, work product, confidentiality, non-disclosure or other material covenant contained in his or her employment agreement or otherwise entered into with the Company;

(h)        A Covered Individual's act of material dishonesty resulting in or intending to result in material personal gain at the expense of the Company;

(i)            A Covered Individual engaging in any material act that is intended or may be reasonably expected to materially harm the reputation, business prospects, or operations of the Company; or

(j)         A Covered Individual's knowing or grossly negligent violation of any material provision of the Covered Individual's employment agreement or any knowing violation of any material provision of the Company’s Code of Business Conduct and Ethics, employee handbook or other established policies.

During the time that the LDCC is reviewing the facts and circumstances related to any of the Recovery Triggers, the Covered Individual shall not be entitled to vest in or receive any Incentive-Based Compensation or any separation pay unless and until the investigation is concluded with a finding that a Recovery Trigger does not exist/did not occur.

Following the determination in its sole discretion by the LDCC that a Recovery Trigger has occurred, the LDCC will determine whether to seek recovery and the amount of such recovery, if any. In making such determinations, the LDCC, will consider—in its sole discretion— (i) the seriousness of the Misconduct (as defined below), (ii) the associated costs and benefits of seeking recovery, including whether the internal/external cost or expense of enforcing the Policy would exceed the amount to be recovered, (iii) the requirements of applicable law, (iv) whether the Covered Individual was unjustly enriched, (v) the extent to which the Covered Individual participated or otherwise bore responsibility for the Misconduct, (vi) the extent to which the Covered Individual’s past and/or current compensation may have been impacted had the Board, the LDCC or the Company known about the Misconduct, (vii) whether seeking the recovery would prejudice the Company’s financial or other interests in any way, including in a proceeding or investigation, and (viii) whether seeking the recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, and any other factors it deems relevant to the determination.

Method of Recovery: The LDCC will determine, in its sole discretion, how the Company will effect any reimbursement or recovery pursuant to this Policy, including, but not limited to the following: (1) seeking repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company, which reduction each Covered Individual hereby expressly authorizes in writing by their signature in Annex A below; (3) canceling any unvested or unpaid award (whether cash- or equity-based) previously granted to the Covered Individual; or (4) any combination of the foregoing. In addition, the LDCC may, in its sole discretion, determine whether and to what extent additional action is appropriate to address the circumstances surrounding the Misconduct so as to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate, including but not limited to adjustment of compensation not defined in the Policy, termination of employment and any other remedies available at law or in equity. In all cases, the LDCC will consider compliance with Section 409A of the Internal Revenue Code.

Policy Relationship to other Recoupment or Clawback Provisions. This Policy supplements any requirements imposed pursuant to applicable law or regulations, any clawback or recovery provision in the Company’s other policies, plans, awards and individual employment or other agreements (including any recovery provisions in the Company’s equity incentive plans or award agreements), and any other rights or remedies available to the Company, including termination of employment.

In the event that a recovery is initiated under this Policy, amounts of Incentive-Based Compensation previously recovered by the Company from a Covered Individual pursuant to the Company’s other policies, plans, awards and individual employment or other agreements shall be considered so that recovery is not duplicative, provided that in the event of a conflict between any applicable clawback or recoupment provision, including this Policy, the right to clawback or recoupment shall be interpreted to result in, at a minimum, the amount required to be clawed back or recouped from the Covered Individual under the NYSE Clawback Policy.

Amendment or Termination of Policy.  The Board may amend this Policy at any time and from time to time, in its sole discretion. The Board may terminate this Policy at any time.

Indemnification.  Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company, no Covered Individual shall be entitled to indemnification from the Company for the amount that is or may be recovered by the Company pursuant to this Policy, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Individual to fund potential obligations to the Company under this Policy.

Successors. This Policy shall be binding and enforceable against all Covered Individuals and their successors, heirs, beneficiaries, executors, administrators or other legal or personal representatives.

Validity and Enforceability. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.

Other Claims and Rights. The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the LDCC and/or the Company of any rights pursuant to this Policy will not impact any other rights that the Company may have with respect to any Covered Individual subject to this Policy.

Acknowledgement. Covered Individuals must sign the acknowledgement in the form of Annex A as soon as practicable after the later of (i) the Adoption Date or (ii) the date on which the individual is appointed to a position as a Covered Individual.

Adopted by the Board of Directors on December 11, 2024 (the “Adoption Date”).

ANNEX A

ACKNOWLEDGMENT AND AGREEMENT

I acknowledge that I have received and reviewed a copy of the WEX Inc. Clawback Policy (as may be amended from time to time, the “Policy”) and agree to be bound by and subject to its terms and conditions for so long as I am a “Covered Individual” under the Policy. I further acknowledge, understand and agree that, as a Covered Individual, the Policy could affect the compensation I received, receive or may be entitled to receive from WEX Inc. or its subsidiaries or affiliates under various agreements, plans and arrangements with WEX Inc. or its subsidiaries or affiliates.

Signed:   ______________________

Print Name:   ______________________

Date:   ______________________